UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FBR & Co.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

30247C301
(CUSIP Number)

Ross A. Oliver
Crestview Partners
667 Madison Avenue 10th Floor
New York, New York 10065
Telephone: (212) 906-0700

Copies to:
Paul R. Kingsley
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C301
1.	Names of Reporting Persons. Forest Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Partners (PF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Holdings (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Offshore Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	30247C301
1.	Names of Reporting Persons. Forest Holdings (ERISA) LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	30247C301
1.	Names of Reporting Persons. Crestview Partners (ERISA), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 5 (the “Amendment”) constitutes the fifth amendment to the Schedule 13D originally filed jointly on behalf of Crestview Partners GP, L.P. (“Crestview GP”), Forest Holdings LLC (“Forest LLC”), Crestview Partners, L.P. (“DE Fund”), Crestview Partners (PF), L.P. (“PF Fund”), Crestview Holdings (TE), L.P. (“TE Fund”) and Crestview Offshore Holdings (Cayman), L.P. (“Cayman Fund”) with the Securities and Exchange Commission on June 23, 2009 (as previously amended, the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of FBR & Co., a Virginia corporation, formerly known as FBR Capital Markets Corporation (the “Issuer”).  Crestview GP, Forest LLC, DE Fund, PF Fund, TE Fund, Cayman Fund, Forest Holdings (ERISA) LLC (“Forest ERISA”) and Crestview Partners (ERISA), L.P. (“ERISA Fund”) and referred to herein collectively as the “Reporting Persons” and, each, a “Reporting Person.”  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

Pursuant to the Purchase and Sale Agreement, dated as of November 26, 2013, by and among Forest LLC, Forest ERISA, Crestview Advisors, L.L.C. (“Crestview Advisors”) and the Issuer (the “Purchase and Sale Agreement”), among other things, (i) Forest LLC agreed to sell, and the Issuer agreed to purchase, 615,895 shares of Common Stock at $25.75 per share for a total purchase price of $15,859,296.25 and (ii) Forest Holdings ERISA agreed to sell, and the Issuer agreed to purchase 33,554 shares of Common Stock at $25.75 per share for a total purchase price of $864,015.50 (collectively, the “Sales”).  The Sales are expected to settle and close on or about December 2, 2013.  The information set forth in response to this Item 3 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On November 26, 2013, Forest ERISA sold 38,233 shares of Common Stock at $25.75 per share for a total of $984,499.75, and Forest LLC sold 701,798 shares of Common Stock at $25.75 per share for a total of $18,071,298.50, in a negotiated transaction with third parties effected through the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a) Amount beneficially owned:

As of November 26, 2013, following the Sales, none of the Reporting Persons beneficially own any shares of Common Stock.

The information contained herein does not reflect the issuance of options to purchase shares of Common Stock to Crestview Advisors, which provides investment advisory and management services to the Crestview Funds but is not a Reporting Person.  On June 3, 2010, Crestview Advisors acquired an option to buy 38,461 shares of Common Stock at an exercise price of $16.40 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 1, 2011, Crestview Advisors acquired an option to buy 42,016 shares of Common Stock at an exercise price of $14.52 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 5, 2012, Crestview Advisors acquired an option to buy 61,244 shares of Common Stock at an exercise price of $10.96 per share (reflecting adjustments to take account of the Reverse Stock Split).  On June 5, 2013, Crestview Advisors acquired an option to buy 32,432 shares of Common Stock at an exercise price of $24.23 per share.  All of the foregoing options were granted to Crestview Advisors in lieu of cash payment for the strategic advisory fee payable to Crestview Advisors pursuant to the terms of the Professional Services Agreement between the Issuer and Crestview Advisors.

On September 9, 2013, Crestview Advisors agreed to (i) exercise its option to purchase 38,461 shares of Common Stock at an exercise price of $16.40 per share and immediately sell those shares to the Company at a price of $26.25 per share and (ii) exercise its option to purchase 15,908 shares of Common Stock at an exercise price of $14.52 per share and immediately sell those shares to the Company at a price of $26.25 per share.  Pursuant to the terms of the Purchase and Sale Agreement, on November 26, 2013, Crestview Advisors agreed to (i) exercise its option to purchase 26,108 shares of Common Stock at an exercise price of $14.52 per share and immediately sell those shares to the Company at a price of $25.75 per share and (ii) exercise its option to purchase 61,224 shares of

Common Stock at an exercise price of $10.96 per share and immediately sell those shares to the Company at a price of $25.75 per share.  Crestview Advisors continues to have the option to purchase 32,432 shares of Common Stock at an exercise price of $24.23 per share.

(b)      Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)  Other than as described in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock in the past sixty days except for the following transactions, each of which was made in a broker’s transaction in the open market:

Reporting Persons	Sale / Purchase	Date	No. of Shares	Price Per Share
Forest LLC	Sale	11/11/2013	12,288	$26.2926
Forest ERISA	Sale	11/11/2013	669	$26.2926
Forest LLC	Sale	11/12/2013	12,269	$26.0535
Forest ERISA	Sale	11/12/2013	668	$26.0535
Forest LLC	Sale	11/13/2013	7,397	$26.0235
Forest ERISA	Sale	11/13/2013	403	$26.0235
Forest LLC	Sale	11/15/2013	11,055	$26.3948
Forest ERISA	Sale	11/15/2013	602	$26.3948
Forest LLC	Sale	11/18/2013	759	$26.2606
Forest ERISA	Sale	11/18/2013	41	$26.2606
Forest LLC	Sale	11/19/2013	4,931	$26.2538
Forest ERISA	Sale	11/19/2013	269	$26.2538
Forest LLC	Sale	11/20/2013	10,833	$26.2932
Forest ERISA	Sale	11/20/2013	590	$26.2932
Forest LLC	Sale	11/21/2013	19,558	$26.4429
Forest ERISA	Sale	11/21/2013	1,066	$26.4429
Forest LLC	Sale	11/22/2013	4,173	$26.4716
Forest ERISA	Sale	11/22/2013	227	$26.4716

(d)      Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

Upon completion of the Sale Transactions, the Amended and Restated Voting Agreement entered into as of May 20, 2009, by and among Arlington Asset Investment Corp., FBR TRS Holdings, Inc., the Issuer, Forest ERISA, and Forest LLC (the “Amended and Restated Voting Agreement”) will terminate in accordance with its terms.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Amended and Restated Voting Agreement, which is included as Exhibit 99.3 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name
99.1	Joint Filing Agreement, dated as of November 27, 2013, by and among the Reporting Persons.	Filed herewith
99.2	Purchase and Sale Agreement, dated as of November 26, 2013, by and among Forest Holdings LLC, Forest Holdings (ERISA) LLC, Crestview Advisors, L.L.C. and FBR & Co.	Filed herewith
99.3
Amended and Restated Voting Agreement by and among Friedman, Billings, Ramsey Group, Inc. (d/b/a Arlington Asset Investment Corp.), FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings (ERISA) LLC, and Forest Holdings LLC dated as of May 20, 2009
Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 19, 2009 (File No. 001-33518)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013

Forest Holdings LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Secretary

Forest Holdings (ERISA) LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Secretary

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:  Crestview Partners GP, L.P., as general partner
By:  Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel and Chief Compliance Officer

Crestview Partners GP, L.P.
By: Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Senior Counsel and Chief Compliance Officer